Exhibit 99.21

CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2009 (the “Form 40-F”), I, Robin J. Young, P. Geo., of Western Services Engineering, Inc., hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Esquel Project as at December 31, 2009 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form incorporated by reference in the Form 40-F.

I do also hereby consent to the use of my name and the incorporation by reference of the Estimates and the Incorporated Information in Yamana’s Registration Statement on Form F-10 (File No. 333-158343) and Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

WESTERN SERVICES ENGINEERING INC.

By:	/s/ Robin J. Young
Name:	Robin J. Young
Title:	CEO

Date: March 31, 2010